Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three and six months ended September 30, 2025 and 2024 (unaudited)
Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2025	2024	2025	2024
	Notes	$	$	$	$
Revenues	15	124,292	111,514	248,450	232,389
Cost of revenues	11	81,512	77,386	165,877	159,731
Gross margin		42,780	34,128	82,573	72,658

Operating expenses
Selling, general and administrative expenses	11	31,296	25,869	61,869	57,528
Business acquisition, integration and reorganization costs (recovery)	12	(3,885)	549	(1,838)	1,332
Depreciation	11	978	1,102	2,043	2,197
Amortization of intangibles	4	5,317	4,635	10,272	9,279
Impairment of goodwill and intangibles	4,5	38,028	—	38,028	—
Foreign exchange (gain) loss		(469)	259	697	242
		71,265	32,414	111,071	70,578
Operating (loss) income		(28,485)	1,714	(28,498)	2,080
Net financial expenses	13	2,126	1,502	4,966	3,874
(Loss) earnings before income taxes		(30,611)	212	(33,464)	(1,794)
Income tax expense (recovery)
Current		486	195	788	299
Deferred		(136)	287	(3,476)	939
		350	482	(2,688)	1,238
Net loss		(30,961)	(270)	(30,776)	(3,032)

Other comprehensive income (loss)
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		991	(330)	(1,374)	215
		991	(330)	(1,374)	215
Comprehensive loss		(29,970)	(600)	(32,150)	(2,817)

Basic and diluted loss per share	10	(0.32)	(0.00)	(0.31)	(0.03)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		September 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2025	2025
	Notes	$	$
Assets
Current assets
Cash		17,809	15,956
Accounts receivable and other receivables		92,247	95,270
Unbilled revenues		25,112	14,803
Tax credits receivable		10,925	10,996
Prepaids		8,373	8,680
		154,466	145,705
Non-current assets
Tax credits receivable		12,898	9,979
Other assets		1,185	1,327
Property and equipment		3,701	3,960
Right-of-use assets		3,327	4,277
Intangibles	4	68,780	74,450
Deferred tax assets		5,324	4,875
Goodwill	5	162,579	181,407
		412,260	425,980

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		73,826	80,899
Deferred revenues		20,560	25,024
Current portion of lease liabilities		2,231	3,546
Current portion of long-term debt	7	8,581	8,059
Current portion of contingent consideration	6	3,700	—
		108,898	117,528
Non-current liabilities
Contingent consideration	6	2,365	5,359
Long-term debt	7	131,303	101,860
Lease liabilities		4,835	5,449
Deferred tax liabilities		10,105	11,228
		257,506	241,424
Shareholders' equity
Share capital	8	318,648	316,685
Deficit		(185,018)	(155,075)
Accumulated other comprehensive income		6,624	7,998
Contributed surplus		14,500	14,948
		154,754	184,556
		412,260	425,980

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended September 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares issued	Share capital	Deficit	Accumulated other comprehensive income	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2025		99,305,100	316,685	(155,075)	7,998	14,948	184,556
Net loss		—	—	(30,776)	—	—	(30,776)
Other comprehensive loss		—	—	—	(1,374)	—	(1,374)
Total comprehensive loss		—	—	(30,776)	(1,374)	—	(32,150)
Share-based compensation	9	—	—	—	—	2,078	2,078
Share-based compensation granted on business acquisitions	9	—	—	—	—	928	928
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	8	622,420	1,966	—	—	(1,966)	—
Issuance of Multiple Voting Shares from exercise of stock options	8,9	52,632	178	—	—	(78)	100
Shares purchased for cancellation	8	(30,345)	(103)	53	—	—	(50)
Shares purchased for settlement of RSUs	8	(78,486)	(266)	71	—	—	(195)
Delivery of Subordinate Voting Shares upon settlement of RSUs	8,9	78,486	188	—	—	(248)	(60)
Change from equity-settled to cash-settled DSUs		—	—	—	—	(453)	(453)
Transfer upon forfeiture and cancellation of PSUs		—	—	709	—	(709)	—
Total contributions by, and distributions to, shareholders		644,707	1,963	833	—	(448)	2,348
Balance as at September 30, 2025		99,949,807	318,648	(185,018)	6,624	14,500	154,754

Balance as at March 31, 2024		95,415,248	312,409	(157,370)	4,606	15,559	175,204
Net loss		—	—	(3,032)	—	—	(3,032)
Other comprehensive income		—	—	—	215	—	215
Total comprehensive (loss) income		—	—	(3,032)	215	—	(2,817)
Share-based compensation		—	—	—	—	1,464	1,464
Share-based compensation granted on business acquisition		—	—	—	—	573	573
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions		622,420	1,971	—	—	(1,971)	—
Shares purchased for cancellation		(205,483)	(717)	315	—	—	(402)
Shares purchased for settlement of RSUs		(63,856)	(223)	85	—	—	(138)
Delivery of Subordinate Voting Shares upon settlement of RSUs		63,856	159	—	—	(245)	(86)
Total contributions by, and distributions to, shareholders		416,937	1,190	400	—	(179)	1,411
Balance as at September 30, 2024		95,832,185	313,599	(160,002)	4,821	15,380	173,798

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars) (unaudited)		2025	2024	2025	2024
	Notes	$	$	$	$
Operating activities
Net loss		(30,961)	(270)	(30,776)	(3,032)
Adjustments for:
Depreciation and amortization		6,295	5,737	12,315	11,476
Change in fair value of contingent consideration	12	(4,172)	—	(4,172)	—
Net financial expenses	13	2,126	1,502	4,966	3,874
Share-based compensation	9	962	696	3,006	2,037
Unrealized foreign exchange (gain) loss		(39)	(63)	737	(117)
Realized foreign exchange (gain) loss on repayment of long-term debt		(418)	72	(457)	126
Impairment of goodwill and intangibles	4,5	38,028	—	38,028	—
Loss on disposal of property and equipment and intangible	11	—	—	37	—
Loss on lease termination		—	—	208	—
Deferred taxes		(136)	287	(3,476)	939
		11,685	7,961	20,416	15,303
Changes in non-cash working capital items	14	(10,630)	(4,979)	(23,535)	4,375
Net cash from (used in) operating activities		1,055	2,982	(3,119)	19,678

Investing activities
Additions to property and equipment		(212)	(369)	(624)	(608)
Additions to intangibles	4	(32)	(64)	(97)	(64)
Business acquisition, net of cash acquired	3	—	—	(9,494)	—
Net cash used in investing activities		(244)	(433)	(10,215)	(672)

Financing activities
Advances on the Credit Facility, net of related transaction costs		15,000	32,038	43,385	66,332
Repayment of the Credit Facility		(10,254)	(25,905)	(16,654)	(62,173)
Repayment of secured loans		—	—	—	(8,537)
Repayment of balance of purchase price		(4,262)	(4,268)	(4,262)	(4,268)
Repayment of other debt		(88)	—	(175)	—
Repayment of lease liabilities, including lease termination costs		(899)	(1,198)	(2,265)	(2,712)
Withholding taxes paid pursuant to the settlement of RSUs	9	—	—	(60)	—
Exercise of stock options	8	—	—	100	—
Shares purchased for settlement of RSUs	8	—	—	(195)	(138)
Shares purchased for cancellation	8	(50)	(230)	(50)	(402)
Financial expenses paid	13	(1,736)	(1,403)	(4,264)	(3,610)
Net cash (used in) from financing activities		(2,289)	(966)	15,560	(15,508)

Effect of exchange rate changes on cash		203	14	(373)	72
Net change in cash		(1,275)	1,597	1,853	3,570
Cash, beginning of period		19,084	10,832	15,956	8,859
Cash, end of period		17,809	12,429	17,809	12,429
Cash paid (included in cash flow from (used in) operating activities)
Income taxes paid		431	139	1,377	355

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 700, René Lévesque West Blvd, Suite 400, Montréal, Québec, Canada, H3B 1X8.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2025. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2025, except for changes as detailed below.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on November 13, 2025.
Basis of Measurement
These interim condensed consolidated financial statements have been prepared under the historical cost basis except for:
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business acquisition, which are generally measured initially at their fair values at the acquisition date and contingent purchase considerations which are measured at the acquisition date and subsequently at fair value;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Liabilities for cash-settled share-based payment arrangements which are initially and subsequently measured at fair value.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. The amendments to IFRS 7 and IFRS 9 will have no significant impact on the Company’s consolidated financial statements.
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS ACQUISITION
eVerge
Overview
On May 31, 2025, the Company acquired all of the issued and outstanding shares of U.S.-based eVerge Interests, Inc. and its subsidiaries (“eVerge”) (the “eVerge Acquisition”), a group specialized in enterprise applications and transformation services. Management expects that eVerge’s expertise will complement its existing Oracle business, will increase its AI capabilities, and will reinforce it’s smart shoring capabilities.
The eVerge Acquisition was completed for total consideration of US$23,500,000 ($32,292,000), before working capital and other adjustments, all payable in cash.
The total preliminary purchase consideration, in the amount of US$20,357,000 ($27,974,000) once adjusted for working capital and other adjustments, consisted of: (i) US$7,557,000 ($10,385,000) paid in cash on closing; (ii) US$580,000 ($797,000) of holdback, included in accounts payable and accrued liabilities as at September 30, 2025; (iii) US$7,520,000 ($10,334,000) of balance of sale payable in two installments of US$3,760,000 ($5,167,000) on May 31st, 2026 and 2027 (each an "Anniversary Date"); and (iv) potential earn-out consideration of US$4,700,000 ($6,458,000), payable in two installments (50% within 90 days of the first Anniversary Date and 50% on the second Anniversary Date).
The final purchase consideration could be adjusted based on post-closing conditions related to revenues and gross margin.
The total earn-out consideration of US$4,700,000 ($6,458,000) is contingent upon the future financial performance of the acquired business over the 12-month period following the acquisition date. The contingent consideration included in the purchase consideration is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount. The contingent consideration liability is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. At acquisition date, the discount rate used was 17.8%.
Due to the short period of time between the acquisition date and reporting period, the determination of the fair value of intangible assets and earn-out consideration, closing adjustments and related deferred tax considerations is preliminary pending completion of selection and application of appropriate valuation techniques. Accordingly, the related preliminary values in the below allocation of the fair value of the assets acquired and the liabilities assumed and fair value of the earn-out consideration are subject to change within the measurement period, which could be significant. The eVerge Acquisition is being accounted for using the acquisition method.
For the three and six months ended September 30, 2025, the Company incurred acquisition-related costs pertaining to the eVerge Acquisition of approximately $13,000 and $883,000, respectively. These costs have been recorded in the interim consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS ACQUISITION (CONT’D)
Purchase Price Allocation

The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of eVerge
$
Current assets
Cash	891
Accounts receivable and other receivables	5,376
Prepaids	339
6,606
Non-current assets
Property and equipment	62
Intangibles (note 4)	7,376
Goodwill (note 5)	20,025
Total assets acquired	34,069

Current liabilities
Accounts payable and accrued liabilities	6,448
Income taxes payable	31
Deferred revenue	431
6,910
Non-current liabilities
Deferred tax liabilities	1,948
Total liabilities assumed	8,858

Net assets acquired	25,211

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of eVerge into the Company's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS ACQUISITION (CONT’D)
Purchase consideration
The following table summarizes the acquisition date fair value of each class of purchase consideration as follows:

Acquisition of eVerge
$
Cash consideration	10,385
Holdback presented in accounts payable and accrued liabilities	797
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,334,000) (note 7) (a)	9,214
Contingent consideration of US$4,700,000 ($6,458,000), recorded at fair value (a)	4,815
Total purchase consideration	25,211

a) Non-cash financing activities
eVerge’s contribution to the Company’s results
For the three months ended September 30, 2025, the eVerge business contributed revenues of approximately $8,611,000 and a loss before income taxes in the amount of $314,000, including amortization, primarily related to the acquired customer relationships, of $1,864,000, change in fair value of contingent consideration of $272,000, interest accretion of $180,000 and business acquisition costs of $13,000 (note 12).
For the six months ended September 30, 2025, the eVerge business contributed revenues of approximately $11,676,000, and a loss before income taxes in the amount of $1,205,000, including amortization, primarily related to the acquired customer relationships, of $2,482,000, change in fair value of contingent consideration of $272,000, interest accretion of $240,000 and business acquisition costs of $883,000 (note 12).
If the acquisition had occurred on April 1, 2025, the Company’s pro-forma consolidated revenues and loss before income taxes would have been $254,703,000 and $33,630,000, respectively, for the six months ended September 30, 2025. These amounts have been calculated using eVerge’s results and adjusting for:
•differences in accounting policies between the Company and eVerge;
•the removal of transaction costs incurred by eVerge from April 1, 2025 to May 31, 2025; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2025.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. INTANGIBLES

As at	September 30, 2025					March 31, 2025
	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$	$	$
Opening cost	175,492	16,833	3,020	8,806	204,151	163,297	15,866	2,844	7,738	189,745
Additions, purchased	—	—	—	—	—	—	116	—	—	116
Additions through business acquisition (note 3)	7,008	24	—	344	7,376	7,800	300	—	1,600	9,700
Additions, internally generated	—	97	—	—	97	—	123	—	—	123
Disposals / retirements	—	(46)	—	—	(46)	(424)	(338)	—	(810)	(1,572)
Foreign currency translation adjustment	(2,570)	(426)	(97)	(149)	(3,242)	4,819	766	176	278	6,039
Ending cost	179,930	16,482	2,923	9,001	208,336	175,492	16,833	3,020	8,806	204,151
Opening accumulated amortization	107,441	15,206	—	7,054	129,701	91,530	10,578	—	6,364	108,472
Amortization	8,924	1,110	—	238	10,272	13,321	4,361	—	1,244	18,926
Impairment loss (note 5)	1,072	—	733	—	1,805	—	—	—	—	—
Disposals / retirements	—	—	—	—	—	(424)	(338)	—	(810)	(1,572)
Foreign currency translation adjustment	(1,700)	(383)	5	(144)	(2,222)	3,014	605	—	256	3,875
Ending accumulated amortization	115,737	15,933	738	7,148	139,556	107,441	15,206	—	7,054	129,701
Net carrying amount	64,193	549	2,185	1,853	68,780	68,051	1,627	3,020	1,752	74,450

(a) Tradenames are allocated to the Industry Solutions CGU for the purpose of impairment testing.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. GOODWILL

As at	September 30, 2025
	Canada	France	EPM-US	ERP-US	ERP-CAN	Industry Solutions	Not allocated	Total
	$	$	$	$	$	$	$	$
Beginning balance	78,405	143	10,196	67,893	—	10,108	14,662	181,407
Allocation (a)	—	—	—	—	14,662	—	(14,662)	—
Business acquisition (note 3)	—	—	20,025	—	—	—	—	20,025
Impairment loss	(26,500)	—	—	—	—	(9,723)	—	(36,223)
Foreign currency translation adjustment	—	7	(71)	(2,181)	—	(385)	—	(2,630)
Net carrying amount	51,905	150	30,150	65,712	14,662	—	—	162,579

As at	March 31, 2025
	Canada	France	EPM-US	ERP-US	ERP-CAN	Industry Solutions	Not allocated	Total
	$	$	$	$	$	$	$	$
Beginning balance	78,405	135	9,603	63,941	—	14,409	—	166,493
Business acquisition	—	—	—	—	—	—	14,662	14,662
Impairment loss	—	—	—	—	—	(5,144)	—	(5,144)
Foreign currency translation adjustment	—	8	593	3,952	—	843	—	5,396
Net carrying amount	78,405	143	10,196	67,893	—	10,108	14,662	181,407

(a) During the six months ended September 30, 2025, upon completion of the purchase price allocation, the Company allocated the goodwill from the acquisition of XRM Vision Inc. and its affiliates (the “XRM Acquisition”) to the ERP-CAN CGU for the purpose of impairment testing. There were no other changes to the purchase price allocation.
The carrying amounts of the Company's goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment. During the three months ended September 30, 2025, management concluded that profitability targets not being achieved for the Canada and Industry Solutions CGUs constituted an indication of impairment. Consequently, management performed impairment tests for the Canada and Industry Solutions CGUs. In assessing whether the goodwill is impaired, the carrying amount of the CGU was compared to its recoverable amount. The recoverable amount of the CGU is based on the higher of the value in use and fair value less costs of disposal.
The recoverable amount of the Canada and Industry Solutions CGUs were determined based on their value-in-use. The value-in-use calculations covered a forty-two months forecast, followed by an extrapolation of future expected net operating cash flows for the remaining useful lives using the long-term growth rate determined by management. The present value of the future expected operating cash flows is determined by applying a suitable pre-tax weighted average cost of capital (“WACC”) reflecting current market assessments of the time value of money and the CGU-specific risks.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. GOODWILL (CONT'D)
Key assumptions used in the impairment testing of the Canada and Industry Solutions CGUs were as follows:

As at	September 30, 2025		March 31, 2025
	Canada	Industry Solutions	Canada	Industry Solutions
	%	%	%	%
Pre-tax WACC	14.4	14.1	14.0	17.5
Long-term growth rate of net operating cash flows	2.0	2.2	1.9	2.1

As a result of the impairment tests performed, management concluded that the recoverable amount of the Canada and Industry Solutions CGUs were less than their carrying amount, resulting in an impairment of goodwill of $26,500,000 and $9,723,000, respectively, and an impairment of intangibles of $1,805,000 for the Industry Solutions CGU for the three and six months ended September 30, 2025.
Varying the key assumptions in the values of the recoverable amount calculations, individually, as indicated below, assuming all other variables remain constant, would have the following effects on the net earnings:

As at	September 30, 2025
	Increase	Decrease
	$	$
Canada
After-tax WACC (1% movement (100 basis points))	(16,310)	20,401
Long-term growth rate of net operating cash flows (1% movement (100 basis points))	15,788	(12,753)

Furthermore, a decrease of 5% of the forty-two months forecasts would result in the increase of impairment in the amount of $8,149,000 for the Canada CGU.
6. CONTINGENT CONSIDERATION
The following table presents information concerning contingent consideration activity for the period:

As at	September 30,	March 31,
	2025	2025
	$	$
Beginning balance	5,359	4,082
Business acquisition (note 3)	4,815	5,104
Change in fair value (note 12)	(4,172)	—
Recovery from change in estimate	—	(4,056)
Foreign currency translation adjustment	63	229
	6,065	5,359
Current portion of contingent consideration	3,700	—
	2,365	5,359

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	September 30,	March 31,
	2025	2025
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	102,310	77,729
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value as at March 31, 2025 of US$3,115,000 ($4,479,000), non-interest bearing (4.4% effective interest rate), matured on July 1, 2025	—	4,431
Balance of purchase price payable with a nominal value of $8,625,000, non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027	8,020	7,718
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,466,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,233,000), maturing on May 31, 2027 (note 3)	9,574	—
Other debt	204	379
Unamortized transaction costs (net of accumulated amortization of $250,000 and $403,000)	(224)	(338)
	139,884	109,919
Current portion of long-term debt	8,581	8,059
	131,303	101,860

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2027 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.
As at September 30, 2025, the amount outstanding under the Credit Facility includes $65,410,000 (March 31, 2025 - $61,829,000) payable in U.S. dollars (US$47,000,000; March 31, 2025 - US$43,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,783,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at September 30, 2025.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. LONG-TERM DEBT (CONT’D)
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2027 and are renewable for one additional year at the lender’s discretion. For the period up to November 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. Starting November 1, 2025, the total amount of $20,000,000 will bear variable interest rate at Canadian prime rate, plus an applicable margin ranging from 3.21% to 4.46%, determined and payable quarterly based on certain financial ratios.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(b) The Company was in compliance with all of its financial covenants as at September 30, 2025 and March 31, 2025.
8. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2025	92,030,852	311,861	7,274,248	4,824
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,420	1,966	—	—
Exercise of stock options	—	—	52,632	178
Shares purchased for cancellation	(30,345)	(103)	—	—
Shares purchased for settlement of RSUs	(78,486)	(266)	—	—
Delivery of shares upon settlement of RSUs	78,486	188	—	—
Ending balance as at September 30, 2025 (a)	92,622,927	313,646	7,326,880	5,002

(a) Includes 1,724,553 Subordinate Voting Shares issued as part of the XRM Acquisition subject to forfeitures which are not considered as outstanding as per IFRS.
During the six months ended September 30, 2025, the following transactions occurred:
•As part of the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition’’), 622,420 Subordinate Voting Shares, with a total value of $1,966,000 (US$1,438,000), reclassified from contributed surplus, were issued as settlement of the third anniversary share consideration.
•52,632 stock options were exercised and 52,632 Multiple Voting Shares were issued with a carrying value of $178,000, for cash consideration of $100,000, with $78,000 reclassified from contributed surplus.
•30,345 Subordinate Voting Shares were purchased for cancellation under the Company's normal course issuer bid for a total cash consideration of $50,000 and a carrying value of $103,000. The excess of the carrying value over the purchase price in the amount of $53,000 was recorded as a reduction to deficit.
•78,486 Subordinate Voting Shares were purchased on the open market in connection with the settlement of RSUs for a total cash consideration of $195,000 and a carrying value of $266,000. The excess of the carrying value over the purchase price in the amount of $71,000 was recorded as a reduction to deficit. A total of 103,749 RSUs were settled net of withholding tax and 78,486 Subordinate Voting Shares were delivered with a carrying value of $188,000, which was reclassified from contributed surplus. The purchase and delivery of Subordinate Voting Shares upon settlement of RSUs were completed by the administrative agent of the Share Unit Plan (“SUP”), in accordance with the terms of the SUP and the Services Agreement entered into between the Company and the administrative agent.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT’D)
Normal Course Issuer Bid ("NCIB")
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
9. SHARE-BASED COMPENSATION
Stock options
The following table presents information concerning outstanding stock options for the period:

	Number of stock options	Weighted average exercise price (a)
		$
Beginning balance as at April 1, 2025	3,547,141	3.29
Forfeited	(4,500)	3.25
Expired	(197,500)	3.13
Exercised	(52,632)	1.90
Ending balance as at September 30, 2025	3,292,509	3.32
Exercisable at period end	2,941,626	3.33

(a) Following the delisting from Nasdaq, the Company converted the U.S. dollar exercise prices in Canadian dollars.
Included in the 2,941,626 stock options exercisable issued, 200,000 stock options are available to purchase Multiple Voting Shares at a weighted average exercise price of $3.38 with a weighted average exercise period of 1.1 year as at September 30, 2025.
Deferred Share Units (“DSUs”)
The following table presents information concerning the outstanding number of DSUs for the period:

Number of DSUs

Beginning balance as at April 1, 2025	1,471,139
Granted to non-employee directors	190,006
Granted to employees	251,967
Ending balance as at September 30, 2025	1,913,112

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
9. SHARE-BASED COMPENSATION (CONT’D)
During the six months ended September 30, 2025, 190,006 fully vested DSUs, in aggregate, were granted under the Long Term Incentive Plan (“LTIP”) to non-employee directors of the Company at an average grant date fair value of $2.06, per DSU, for an aggregate fair value of $391,000.
During the six months ended September 30, 2025, 251,967 DSUs, in aggregate, were granted under the SUP at a grant date fair value of $1.91, per DSU, for an aggregate fair value of $481,000. The expense was recorded as at March 31, 2025 as the related services were performed and the performance conditions were met at that date.
As at September 30, 2025, included in the 1,913,112 DSUs are 1,464,094 DSUs issued under the LTIP and 449,018 DSUs issued under the SUP.
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2025	2,155,231
Granted	1,701,230
Forfeited	(293,655)
Settled	(103,749)
Ending balance as at September 30, 2025	3,459,057

RSUs issued under the SUP are settled in Subordinate Voting Shares purchased on the open market through the SUP’s administrative agent, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the settlement, the Company settles RSUs on a net basis.
During the six months ended September 30, 2025, 1,701,230 RSUs, in aggregate, vesting in June 2028, were granted under the SUP at an average grant date fair value of $2.31, per RSU, for an aggregate fair value of $3,930,000.
During the six months ended September 30, 2025, 103,749 RSUs issued under the SUP with a carrying value of $248,000, were settled on a net basis. 78,486 Subordinate Voting Shares were purchased on the open market and delivered, with an amount of $188,000 previously credited to contributed surplus transferred to share capital. The balance of 25,263 RSUs, representing an amount of $60,000, were surrendered for cancellation to satisfy the employee’s statutory withholding tax requirements.
As at September 30, 2025, all 3,459,057 RSUs were issued under the SUP.
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2025	3,072,867
Granted	1,509,310
Forfeited	(588,560)
Ending balance as at September 30, 2025	3,993,617

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
9. SHARE-BASED COMPENSATION (CONT’D)
During the six months ended September 30, 2025, 1,509,310 PSUs, in aggregate, vesting in June 2028, were granted under the SUP at an average grant date fair value of $2.31, per PSU, for an aggregate fair value of $3,487,000.
As at September 30, 2025, included in the 3,993,617 PSUs are 2,492,548 PSUs issued under the LTIP and 1,501,069 PSUs under the SUP.
Share-Based Compensation expense
Total share-based compensation expense for the period is summarized as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Stock options	(8)	19	50	69
Share purchase plan – employer contribution	342	343	670	687
Share-based compensation granted on business acquisitions	185	163	928	573
DSUs	178	182	391	364
RSUs	428	253	982	560
PSUs	179	79	655	471
	1,304	1,039	3,676	2,724

10. LOSS PER SHARE

	For the three months ended September 30,		For the six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Net loss	(30,961)	(270)	(30,776)	(3,032)

Weighted average number of Shares outstanding - basic and diluted (a) (b)	98,255,269	95,909,898	97,920,902	95,649,381
Basic and diluted loss per share	(0.32)	(0.00)	(0.31)	(0.03)

(a) "Shares" include the Subordinate Voting Shares and Multiple Voting Shares.
(b) The weighted average number of basic Shares calculation for the three and six months ended September 30, 2025 excludes the impact of 1,724,553 Subordinate Voting Shares issued as part of the XRM Acquisition as they were subject to forfeitures.
For the three and six months ended September 30, 2025 and 2024, the potentially dilutive outstanding equity instruments, which are the DSUs, PSUs and options mentioned in Note 9 granted under the LTIP, certain shares to be issued as part of anniversary payments related to business acquisition, and the Subordinate Voting Shares issued as part of the XRM acquisition subject to forfeiture, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 18

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended September 30,		For the six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Expenses by Nature
Employee compensation and subcontractor costs	105,523	97,067	213,084	204,293
Tax credits (a)	(1,579)	(1,935)	(3,060)	(3,889)
Licenses and telecommunications	3,392	3,280	6,699	6,577
Professional fees	2,766	1,690	5,370	3,737
Other expenses	2,706	3,153	5,616	6,541
Loss on disposal of property and equipment and intangible	—	—	37	—
Depreciation of property and equipment	503	505	963	995
Depreciation of right-of-use assets	475	597	1,080	1,202
	113,786	104,357	229,789	219,456
Expenses by Function
Cost of revenues	81,512	77,386	165,877	159,731
Selling, general and administrative expenses (b)	31,296	25,869	61,869	57,528
Depreciation	978	1,102	2,043	2,197
	113,786	104,357	229,789	219,456

(a) Tax credits are included in cost of revenues.
(b) For the three and six months ended September 30, 2025, selling, general and administrative expenses include termination and benefit costs for management personnel of nil (2024 - $1,502,000) and nil (2024 - $246,000) of reversal of share-based compensation expense for forfeited equity instruments.
Deferred income tax recovery
During the six months ended September 30, 2025, the Company recognized a deferred tax asset in the amount of $1,948,000 that was probable of being realized as a result of the deferred tax liability pursuant to the eVerge Acquisition (note 3). The recognized deferred tax asset relates to previous years' net operating losses of the Company in the U.S. available for carryforwards in the amount of approximately $7,319,000 that was previously not recognized.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS (RECOVERY)
The following table summarizes business acquisition, integration and reorganization costs (recovery):

	For the three months ended September 30,		For the six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Acquisition costs (a)	23	—	924	—
Integration costs (b)	264	512	950	636
Reorganization costs (c)	—	—	423	566
Employee compensation on business acquisition (d)	—	37	37	130
Change in fair value of contingent consideration (e)	(4,172)	—	(4,172)	—
	(3,885)	549	(1,838)	1,332

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisition (note 3).
(b) For the three months ended September 30, 2025, integration costs consisted mainly of common area expenses on vacated premises in relation to business acquisitions. For the six months ended September 30, 2025, integration costs consisted mainly of loss on terminated lease previously acquired as part of business combinations, transition costs related to system integrations and common area expenses on vacated premises in relation to business acquisitions. For the three and six months ended September 30, 2024 , integration costs consisted mainly of transition costs related to system integrations.
(c) Reorganization costs consisted of employee termination and benefits costs.
(d) Employee compensation on business acquisition included deferred cash consideration from acquisition.
(e) Change in fair value of contingent consideration, as a result of changes in estimate of profitability targets and weighting of scenarios, consisted of $4,444,000 of unrealized gain related to the XRM Acquisition (note 16) net of $272,000 of unrealized loss related to the eVerge Acquisition (note 3). The contingent consideration is presented within Level 3 of the fair value hierarchy.
13. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended September 30,		For the six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Interest on long-term debt	1,491	1,315	3,607	3,452
Interest on lease liabilities	89	113	186	237
Amortization of finance costs	57	55	114	132
Interest accretion on balances of purchase price payable	333	44	588	132
Financing fees	219	75	602	183
Interest income	(63)	(100)	(131)	(262)
	2,126	1,502	4,966	3,874

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 20

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Accounts receivable and other receivables	(4,181)	(8,581)	7,283	6,487
Unbilled revenues	(2,509)	7,624	(10,482)	130
Tax credits receivable	(1,579)	(1,926)	(2,800)	5,934
Prepaids	253	913	589	(3)
Other assets	71	783	141	783
Accounts payable and accrued liabilities	(4,798)	(3,901)	(13,858)	(7,574)
Deferred revenues	2,113	109	(4,408)	(1,382)
	(10,630)	(4,979)	(23,535)	4,375

During the three and six months ended September 30, 2025, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $330,000 and $409,000, respectively (2024 - nil and $183,000, respectively).
15. SEGMENT INFORMATION
The following tables present the Company's operations based on reportable segments:

	For the three months ended September 30, 2025
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	55,243	63,115	5,934	124,292

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	47,021	45,737	4,995	97,753
Tax credits	(1,579)	—	—	(1,579)
Licenses and telecommunication	1,008	1,781	175	2,964
Other expenses	1,175	1,769	243	3,187
	47,625	49,287	5,413	102,325
Operating income by segment	7,618	13,828	521	21,967
Head office general and administrative expenses				10,483
Business acquisition, integration and reorganization costs recovery (a)				(3,885)
Foreign exchange gain				(469)
Operating income before depreciation, amortization and impairment				15,838
Depreciation and amortization				6,295
Impairment of goodwill and intangibles (b)				38,028
Operating loss				(28,485)

(a) The change in fair value of the contingent consideration of $4,172,000 included in business acquisition, integration and reorganization costs recovery relate mostly to the Canada segment.
(b) Impairment of goodwill in the amount of $26,500,000 relates to the Canada segment and impairment of goodwill and intangibles in the amount of $9,723,000 and $1,805,000, respectively, relate to the U.S. segment.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 21

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. SEGMENT INFORMATION (CONT’D)

	For the three months ended September 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	59,642	46,808	5,064	111,514

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	50,879	36,123	4,236	91,238
Tax credits	(1,928)	—	(7)	(1,935)
Licenses and telecommunication	857	1,482	105	2,444
Other expenses	1,144	1,667	216	3,027
	50,952	39,272	4,550	94,774
Operating income by segment	8,690	7,536	514	16,740
Head office general and administrative expenses				8,481
Business acquisition, integration and reorganization costs				549
Foreign exchange loss				259
Operating income before depreciation and amortization				7,451
Depreciation and amortization				5,737
Operating income				1,714

	For the six months ended September 30, 2025
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	114,849	122,601	11,000	248,450

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	99,920	87,828	9,560	197,308
Tax credits	(2,974)	—	(86)	(3,060)
Licenses and telecommunication	2,026	3,414	351	5,791
Other expenses	2,361	3,316	455	6,132
	101,333	94,558	10,280	206,171
Operating income by segment	13,516	28,043	720	42,279
Head office general and administrative expenses				21,575
Business acquisition, integration and reorganization costs recovery (a)				(1,838)
Foreign exchange loss				697
Operating income before depreciation, amortization and impairment				21,845
Depreciation and amortization				12,315
Impairment of goodwill and intangibles (b)				38,028
Operating loss				(28,498)

(a) The change in fair value of the contingent consideration of $4,172,000 and the reorganization costs included in business acquisition, integration and reorganization costs recovery relate mostly to the Canada segment.
b) Impairment of goodwill in the amount of $26,500,000 relates to the Canada segment and impairment of goodwill and intangibles in the amount of $9,723,000 and $1,805,000, respectively, relate to the U.S. segment.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 22

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. SEGMENT INFORMATION (CONT’D)

	For the six months ended September 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	124,777	97,516	10,096	232,389

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	106,108	74,783	8,820	189,711
Tax credits	(3,875)	—	(14)	(3,889)
Licenses and telecommunication	1,658	2,964	203	4,825
Other expenses	2,319	3,394	451	6,164
	106,210	81,141	9,460	196,811
Operating income by segment	18,567	16,375	636	35,578
Head office general and administrative expenses				20,448
Business acquisition, integration and reorganization costs (a)				1,332
Foreign exchange loss				242
Operating income before depreciation and amortization				13,556
Depreciation and amortization				11,476
Operating income				2,080

(a) The reorganization costs included in business acquisition, integration and reorganization costs mostly relate to the Canada segment.
Information about revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

	For the three months ended September 30, 2025
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	44,847	35,559	5,376	85,782
Enterprise transformation services - fixed-fee arrangements	7,215	12,727	385	20,327
Business enablement services (b)	3,181	14,829	173	18,183
	55,243	63,115	5,934	124,292

	For the three months ended September 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	49,776	25,889	4,523	80,188
Enterprise transformation services - fixed-fee arrangements	6,401	7,037	481	13,919
Business enablement services (b)	3,465	13,882	60	17,407
	59,642	46,808	5,064	111,514

(a) Including $36,178,000 (2024 - $29,925,000) of time and materials arrangements applying the Input Method for the three months ended September 30, 2025.
(b) Including support revenues of $2,040,000 (2024 - $2,572,000) for Canada, $9,260,000 (2024 - $8,153,000) for U.S. and $114,000 (2024 -nil) for the International operating segment for a total of $11,414,000 (2024 - $10,725,000) for the three months ended September 30, 2025.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 23

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. SEGMENT INFORMATION (CONT’D)

	For the six months ended September 30, 2025
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (c)	95,741	66,158	9,955	171,854
Enterprise transformation services - fixed-fee arrangements	12,119	25,474	726	38,319
Business enablement services (d)	6,989	30,969	319	38,277
	114,849	122,601	11,000	248,450

	For the six months ended September 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (c)	105,637	52,890	9,177	167,704
Enterprise transformation services - fixed-fee arrangements	12,208	16,191	860	29,259
Business enablement services (d)	6,932	28,435	59	35,426
	124,777	97,516	10,096	232,389

(c) Including $70,278,000 (2024 - $61,873,000) of time and materials arrangements applying the Input Method for the six months ended September 30, 2025.
(d) Including support revenues of $4,907,000 (2024 - $5,204,000) for Canada, $20,547,000 (2024 - $15,744,000) for U.S. and $218,000 (2024 - nil) for the International operating segment for a total of $25,672,000 (2024 - $20,948,000) for the six months ended September 30, 2025.
Major customer
During the three months ended September 30, 2025, no customer generated more than 10% of total revenues (September 30, 2024 - One Canadian customer generated more than 10% of total revenues for $12,972,000).
During the six months ended September 30, 2025, no customer generated more than 10% of total revenues (September 30, 2024 - One Canadian customer generated more than 10% of total revenues for $28,620,000).
As at September 30, 2025, no customer represented more than 10% of total accounts receivable and other receivables (March 31, 2025 - one Canadian customer represented more than 10% of total accounts receivable and other receivables for $10,210,000 or 11%).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 24

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
16. FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both September 30, 2025 and March 31, 2025, the Company has determined that the fair value of the Credit Facility, the subordinated unsecured loans and the balances of purchase price payable are not significantly different than their carrying amount.
The contingent consideration related to the XRM Acquisition is payable based on the achievement of growth in excess of the trailing twelve months gross margin over a consecutive 12 months period within the 18 months following the acquisition date and is included in Level 3 of the fair value hierarchy. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. The actual earn-out payout can range from nil to $10,500,000. The maximum potential impact on the results can be an increase of $914,000 or a decrease of $9,586,000 in earnings.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024	| 25